The Hague, June 08, 2007

AEGON and Taishin to establish life insurance and pension joint venture in Taiwan

AEGON N.V. (“AEGON”) and Taishin Financial Holding Co., Ltd. (“Taishin”) have signed a memorandum of understanding to establish a joint venture in Taiwan to develop life insurance and pension products. Taishin will hold 51% of the joint venture and AEGON the remaining 49%. The joint venture will distribute products through the extensive Taishin network, a highly regarded brand. The network includes Taishin Bank, Taiwan Securities, Taishin Insurance Agency and Taishin Insurance Brokers and has a customer base of 4 million and a nationwide distribution network of 200 locations. The joint venture is expected to be operational by mid-2008, subject to final agreement, and regulatory licensing and approval.

AEGON will also acquire an interest of approximately 2.5% in Taiwan’s Chang Hwa Bank (“CHB”) from Taishin, subject to regulatory approval. In addition to its other businesses, Taishin has effective control of CHB, the eighth largest retail bank in Taiwan, with 171 branches across the country and a total of 4.7 million customers.

As part of its growth strategy, AEGON aims to further enhance its global distribution network, which includes partnerships with banks. AEGON first entered the Taiwanese market as a greenfield in 1993 and since then has grown into a fully-fledged life insurance company. AEGON Taiwan is now the sixth largest foreign life insurer in the country1). In addition to the new life insurance joint venture with Taishin, AEGON Taiwan will also continue to provide its full range of products and services through its existing broad based distribution channels.

Since its establishment in 2002, Taishin has offered the widest and most diverse range of products and services in Taiwan’s financial services sector. However, until now, Taishin has lacked life insurance and pension products of its own to offer its customers. Today’s agreement with AEGON enables Taishin to offer these products for the first time, considerably strengthening the company’s already diverse range of financial products and services. With demand for pensions and other long-term savings products set to grow, Taishin believes its joint venture with AEGON marks a significant step in its efforts to become the leading brand in Taiwan’s financial services.

“AEGON has a strong commitment to the Taiwanese market and is proud to partner with Taishin in extending even further its reach across the country,” said AEGON Chairman and CEO Don Shepard. “Increasingly in Asia, banks are playing an essential role as customers seek innovative protection and retirement products to provide for their long-term financial goals. Supported by AEGON’s successful history of working through banks in the United States and in Europe, we look forward to working closely with Taishin to deliver quality financial solutions to their extensive customer base.”

Thomas Wu, Chairman of Taishin adds: “This joint venture agreement with AEGON will enable Taishin’s experienced and dedicated management team to offer a comprehensive range of financial and insurance-related products to our 4 million customers in Taiwan. AEGON has a proven track record with bancassurance in the Taiwanese market and together we will be better able to meet the changing financial needs of our clients. I am looking forward to working together with AEGON and further strengthening our business relationship in the years to come.”

Between 2003 and 2006, the Taiwanese insurance market grew at an annual rate of 15%2). Over the last several years, bancassurance in the country has expanded rapidly. In 2006, banks ranked as Taiwan’s second largest distribution channel, behind the traditional agency channel. Banks sold a total of USD 2.3 billion in insurance products in 2003. In 2006, the total increased to more than USD 5.6 billion, an average annual growth rate of 35%.

1)	Source: Life Insurance Association Taiwan, based on new business premium, APE basis, in USD – 2006.
2)	Source: Life Insurance Association Taiwan, based on cash premiums; Advisor Magazine.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 29,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

ABOUT TAISHIN

Taishin Financial Holdings was established on February 18, 2002 upon the completion of the merger between Dah An Commercial Bank and Taishin International Bank. The merger marked the very first voluntary bank merger in Taiwan’s history. In the same year, Taishin Bills Finance and Taiwan Securities came under the umbrella of Taishin Financial Holdings. Taishin is now comprised of Bank, Securities, Bills Finance, Asset Management, Marketing Consultant, and Venture Capital as subsidiaries. In 2005, Taishin acquired 22.5% of Chang Hwa Commercial Bank. Taishin now ranks 2nd among financial holding companies in terms of asset size in Taiwan.

As of May 2007, foreign institutional investors accounted for 40% of Taishin’s shareholding structure, with Newbridge, Nomura and Soros being the largest shareholders.

Taishin is the first in the industry to restructure its extensive businesses into three segments: Retail Banking, Wholesale Banking, and Wealth Management. The group adopts a customer-centric approach by offering products and services that are tailored to its customers’ needs. The strategy of customer-driven by way of innovation and its outstanding performance contributes handsomely to Taishin’s customers, shareholders and employees.

Taishin’s extensive marketing network positions it as the market leader with a wide range of financial services and products that are readily accessible for clients via both physical and virtual networks comprising 162 business locations and 2 overseas representative offices, over 2,600 ATMs, internet banking, 700 professional consultants and financial planners. To upgrade customer services, Taishin continues to develop new service channels. Taishin plans to launch mini branches in hospitals, install new ATMs, and set up “convenience banks” in convenience stores. The ever-evolving platform promises to deliver one-stop shopping solution to fill the financial needs of its clients.

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Forward looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

CONTACT INFORMATION

	AEGON, The Hague, NL	AEGON, Baltimore, USA	Taishin, Taipei
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) +1 410 576 45 77	+8862-5576-2301

Media	+31 (0)70 344 83 44		+8862-5576-2303

E-mail	gca-ir@aegon.com	ir@aegonusa.com	maureen.chu@taishinholdings.com.tw sarita@taishinholdings.com.tw

Website	www.aegon.com		www.taishinholdings.com.tw

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